Exhibit 1.01

Acuity Brands, Inc.
Conflict Minerals Report
For Calendar Year Ended December 31, 2014

This Conflict Minerals Report of Acuity Brands, Inc. ("Acuity Brands" or the "Company") for the year ended December 31, 2014 is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite, cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, the "Subject Minerals"). The Rule requires certain registrants to conduct a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the Subject Minerals originated in the Democratic Republic of the Congo ("DRC"), or an adjoining country (collectively, the "Covered Countries").

Pursuant to the Rule, the Company performed due diligence procedures on the source and chain of custody of the Subject Minerals that are included in its products and for which, based on its RCOI, may have originated from the Covered Countries and may not be from recycled or scrap sources.

Design of Due Diligence

The Company implemented a due diligence framework consistent with the Organization of Economic Co-Operation and Development's ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum, and Tungsten and Gold (collectively, "OECD Guidance"). Summarized below are the design components of the Company's procedures as they relate to the five-step framework set forth in the OECD Guidance:

1) Establish strong company management systems:

•	Adopt and maintain a conflict minerals policy, which is available at http://www.acuitybrands.com/resources/regulations-codes-and-standards/conflict-minerals.

•	Adopt and maintain a conflict minerals governance charter, which defines the internal committee supporting compliance and due diligence efforts and the responsibilities of the internal committee.

•	Regularly review conflict minerals procedures with the company's Chief Financial Officer and Audit Committee of the Board of Directors.

•	Implement a conflict minerals compliance process, including the RCOI procedures described in the Form SD.

•
Incorporate requirements related to conflict minerals in the Company's standard supplier agreements and purchase order terms and conditions to obligate current and future suppliers to comply with the Company's conflict minerals policy, including participation in the supply chain survey and related due diligence activities.

•	Maintain records related to the RCOI and due diligence procedures in accordance with the Company's retention policy.

•	Facilitate employee, supplier, or other stakeholder grievance reporting through the Company's website.

2) Identify and assess risks in our supply chain:

•	Identify raw material components that may contain one or more of the Subject Minerals.

•	Identify finished goods that may contain one or more of the Subject Minerals for which the Company contracted to manufacture the finished goods.

•	Identify the direct suppliers which provided the raw material components and finished goods that may contain one or more of the Subject Minerals.

•
Conduct a supply chain survey using the Conflict Minerals Reporting Template ("CMRT"), requesting direct suppliers to identify smelters and refiners as well as the country of origin of the Subject Minerals in the products they sell to the Company.

•	Follow up with non-responsive suppliers by requesting compliance with the Company's request for information.

•
Review all responses received from suppliers based on the Company's conflict minerals compliance process and request supplemental information from suppliers providing responses that are deemed implausible, incomplete, inaccurate, or otherwise require clarification.

•
Compare smelters and refiners identified by the supply chain survey against the list of facilities that have received a "conflict-free" designation from the Conflict Free Smelter Program ("CFSP") or other independent third party audit program, which designations provide country of origin and due diligence information on the Subject Minerals sourced by such facilities.

3) Design and implement a strategy to respond to identified risks:

•	Adopt a conflict minerals policy.

•	Design and implement a risk management plan that outlines the Company's response to identified risks.

•	Perform risk mitigation efforts to bring suppliers into conformity with the Company's conflict minerals policy.

•	Provide, on a regular basis, progress reports to the Company's Chief Financial Officer and the Audit Committee of the Board of Directors summarizing risk mitigation efforts.

•	When required by the Rule, obtain an independent private sector audit of this Report.

4) Support the development and implementation of independent third party audits of smelters' and refiners' sourcing:

•
Utilize multi-industry due diligence initiatives, including CFSP, to evaluate the procurement practices of the smelters and refiners that process and provide the Subject Minerals used in the Company's products.

5) Report on supply chain due diligence:

•	Communicate the Company's conflict minerals policy publicly on the Company's website at http://www.acuitybrands.com/resources/regulations-codes-and-standards/conflict-minerals.

•	Annually file a Conflict Minerals Report with the SEC and publish on the Company's website at http://www.acuitybrands.com.

The content of any website referred to in this report is included for general information only and is not incorporated by reference in this filing.

Due Diligence Measures Performed

Below is a description of the measures performed for the 2014 reporting period to exercise due diligence on the source and chain of custody of the necessary Subject Minerals contained in the Company's products that may have originated from the Covered Countries and may not be from recycled or scrap sources:

•	Designed and implemented a risk management plan that outlines the Company's response to identified risks.

•	Followed up with non-responsive suppliers by requesting compliance with the Company's request for information.

•
Reviewed all responses received from suppliers based on the Company's conflict minerals compliance process and requested supplemental information from suppliers providing responses that are deemed implausible, incomplete, inaccurate, or otherwise require clarification.

•
Compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a "conflict-free" designation from the CFSP or other independent third party audit program, which designations provide country of origin and due diligence information on the Subject Minerals sourced by such facilities.

•	Performed risk mitigation efforts to bring suppliers into conformity with the Company's conflict minerals policy.

•	Provided periodic progress reports to the Company's Chief Financial Officer and the Audit Committee of the Board of Directors summarizing risk mitigation efforts.

•	Identified improvement opportunities within the Company's conflict minerals compliance process and developed corrective action plans.

Results of Due Diligence Measures

Inherent Limitations on Due Diligence Measures

As an indirect purchaser of the Subject Minerals, the Company's due diligence efforts can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Subject Minerals. The Company is dependent on the data obtained from direct suppliers and in turn, the data those suppliers obtain from within their supply chains to identify the source of the Subject Minerals. In addition, the Company relies on the information collected by independent third party audit programs. These sources of information may yield incomplete or inaccurate data and may be subject to fraud.

Product Determination

Based on due diligence procedures performed in this report, the Company has not been able to confirm the country of origin or chain of custody of the Subject Minerals used in all of its products. The Company has insufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the Subject Minerals to conclude whether the Subject Minerals originated in the Covered Countries. The Company received company-level responses from certain of its suppliers with extensive lists of smelters without product-based information. As a result, the Company was unable to verify that Subject Minerals from these smelters were used in its products. The Company has been unable to verify that the Subject Minerals were from recycled or scrap sources, were DRC conflict free, or were not DRC conflict free, as defined in the Rule.

Independent Private Sector Audit

This report is not subject to an independent private sector audit as allowed under Rule 13p-1, which provides for a two-year transitional period.

Future Due Diligence Measures

The Company intends to implement steps to mitigate the risk that the Subject Minerals benefit armed groups and to improve the RCOI and due diligence processes.  These include, but are not limited to, the following:

•	Modifying the conflict minerals compliance process with the intent to increase the supplier response rate and to improve the quality of supplier responses;

•	Leveraging industry efforts to identify additional resources to facilitate compliance; and

•	Conducting an annual review of the Company's conflict minerals policy, conflict minerals compliance process and the related procedure documentation, and risks for any updates.